Exhibit 99-1
                                                                    ------------


[GRAPHIC OMITTED]   Koor Industries Ltd.



                              KOOR INDUSTRIES LTD.
      ANNOUNCES THE SALE OF ITS REMINDER STAKE OF ELBIT SYSTEMS FOR APPROX.
                               NIS 112.4 MILLION


TEL AVIV, Israel - December 4, 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor" or "the Company"), a leading Israeli holding company, announced today that it has signed an agreement to sell the remainder of its holdings (approximately 1.9%) in Elbit Systems Ltd. (NASDAQ, TASE: ESLT) ("Elbit Systems") in a block-trade for the total consideration of approximately NIS 112.4 million.

The closing date of the transaction is due on December 5, 2006.

Koor expects to record a capital gain of approximately NIS 23.8 million as a result of the transaction.


About Koor
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.


COMPANY CONTACT                                IR CONTACTS
---------------                                -----------
Avital Lev, CPA, Investor Relations            Ehud Helft/Kenny Green
Koor Industries Ltd.                           GK Investor Relations
Tel:  972 3 607-5111                           Tel: 1 866 704-6710
Fax:  972 3 607-5110                           Fax: 972 3 607-4711
avital.lev@koor.com                            ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.